                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

            Includes the free translation of the information filed on April 12, 2004, before the Securities and Insurance Superintendency.
     That, by Sociedad Quimica y Minera de Chile S.A., and referred to its
                    April 2004 Ordinary Shareholders Meeting.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                     ---------------------------------------
             (Exact name of registrant as specified in its charter)

                    CHEMICAL AND MINING COMPANY OF CHILE INC.
                    -----------------------------------------
                 (Translation of registrant's name into English)

                El Trovador 4285, Santiago, Chile (562) 425-2000
                ------------------------------------------------
           (Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F |X|                 Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes |_|       No |X|.


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ___________



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                                       SQM
                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

                                                       Santiago, April 12, 2004

Mr.
Alejandro Ferreiro Y.
Superintendent
Securities and Insurance Superintendence
Lib. Bernardo O'Higgins Avenue 1449
Santiago

Dear Mr. Superintendent.

Pursuant to the provisions set forth in the Corporate By-Laws and Chilean Law Number 18,046 and the Regulations thereto, we hereby advise you that the Board of Directors of Sociedad Quimica y Minera de Chile S.A. has resolved to call an Ordinary Shareholders' Meeting of the Company to be held on Friday, April 30, 2004, at 10:00 A.M. at the Fundador Hotel, Paris Street 888, 2nd floor, Santiago.

We understand that the purposes and other aspects related with the aforementioned meeting are accurately described in the call to the same that is herewith enclosed for your information. Additionally, and for the same purpose we are hereby enclosing three copies of the Annual Report, Balance Sheet, Financial Statements, Report of the Accounting Inspectors and the Report of the Independent Accountants of the Company corresponding to the business year ended on December 31, 2003.

Yours truly,


                     Sociedad Quimica y Minera de Chile S.A.



                         Conf: /s/ Patricio Contesse G.
                               ------------------------
                              Patricio Contesse G.
                             Chief Executive Officer


Cc:  Santiago Stock Exchange
     Brokers Stock Exchange
     Electronic Stock Exchange
     New York Stock Exchange
     Securities and Exchange Commission
     The Bank of New York


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                                FREE TRANSLATION
                                ----------------

                                                       Santiago, April 12, 2004

Mr. Shareholder of
Sociedad Quimica y Minera de Chile S.A.

Dear Mr. Shareholder

Pursuant to the provisions set forth in the Corporate By-Laws and Chilean Law Number 18,046 and the Regulations thereto, we hereby advise you that the Board of Directors of Sociedad Quimica y Minera de Chile S.A. has resolved to call an Ordinary Shareholders' Meeting of the Company to be held on Friday, April 30, 2004, at 10:00 a.m. at the Fundador Hotel, Paris Street Number 888, 2nd floor, Santiago.

We understand that the purposes and other aspects related with the aforementioned Meeting are accurately described in the call to the same that is herewith enclosed for your information. Additionally, in accordance with relevant regulations and with the purpose of providing you with as much information related to the Meeting as possible, we are hereby enclosing the following documentation:

a) Annual Report, Balance Sheet, Audited Financial Statements, Report of the Accounting Inspectors and Report of the External Auditors for the business year ended December 31, 2003.

b)       Dividend Policy for the business year 2004.

c)       Investment and Financing Policies for the business year 2004.

d)       Notice of Dividend payment.

e)       Proxy letter and instructions for the granting and sending thereof.


Sincerely,

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.


                              /s/ Patricio Contesse
                              PATRICIO CONTESSE G.
                             Chief Executive Officer


c.c.: Superintendency of Securities and Insurance


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                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                                   (SQM S.A.)
                 Securities Register Number 0184, Record 3007

                         ORDINARY SHAREHOLDERS' MEETING
                         ------------------------------

By resolution of the Board of Directors, an Ordinary Shareholders' Meeting of Sociedad Quimica y Minera de Chile S.A. is hereby called to be held on Friday, April 30, 2004, at Fundador Hotel, Paris Street Number 888, 2nd floor, Santiago, to know and resolve about the following matters:

1.- Balance Sheet, Audited Financial Statements, Annual Report, Report of the Accounting Inspectors and Report of the External Auditors for the business year ended December 31, 2003.
2.- Appointment of the External Auditors and Accounting Inspectors of the Company for the business year 2004.
3.- Operations referred to in article 44 of Law NUMBER 18,046 ("Law of Corporations" of Chile).
4.-      Investment and Financing Policies.
5.- Net income for the year 2003, definitive dividend distribution and Policy on Future Dividends.
6.-      Expenses of the Board of Directors for the business year 2003.
7.-      Compensation for the members of the Board
8.-      Issues related to the Directors' Committee
9.- Other matters of interest of the Company or that may correspond in accordance with the law.

PARTICIPATION AT MEETING
Only such Company shareholders that are registered in the respective Shareholders' Registry five working days in advance to the date of celebration of the Meeting shall be entitled to participate at the same.

PROXIES
The proxies will be qualified on the same date and place, if applicable, in which the Meeting shall be held and prior to the commencement thereof. Receipt of proxies shall begin on April 12, 2004, at Eliodoro Yanez Street Number 1215, Santiago.

PUBLICATION OF BALANCE SHEET
The Audited Financial Statements of the Company as of December 31, 2003 have been published in La Nacion newspaper of Santiago on Monday, April 12, 2004.

SENDING OF ANNUAL REPORT AND BALANCE SHEET
Pursuant to the provisions set forth in Section 75 of Chilean Law Number 18,046, the Company has been authorized by Form Letter Number 1,108 of the Superintendency of Securities and Insurance to limit the delivery of the Annual Report corresponding to the business period ended on December 31, 2003, to such shareholders who appear in the respective Registry with at least 6,253 shares. Nonetheless, those shareholders who own less than the above number of shares may send a written request to the Company for the purpose of obtaining a copy of the respective Annual Report in order that the same can be sent as soon as possible. Notwithstanding the foregoing, the Company has enough copies of said Annual Report and of other applicable information at the offices located at Eliodoro Yanez Street Number 1215, Santiago, for the shareholders that may request the same.


                             CHIEF EXECUTIVE OFFICER


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                                 DIVIDEND POLICY

a) Dividends for the 2003 Business Period.
Sociedad Quimica y Minera de Chile S.A., hereinafter also SQM, shall initially distribute and pay to its shareholders a dividend amounting to 50 percent of the liquid profits obtained in the 2003 business period. This 50 percent -related to net profits totaling US$46,753,344 and that, after deducting US$369,488 for "amortization of negative goodwill", amount to distributable liquid profits of US$46,383,856- represents the amount of US$23,191,928 which should be then distributed as final dividend for the aforementioned period. This distribution shall be performed in a single act starting on Wednesday, May 12, 2004, inclusive.

Furthermore and if applicable, the non-distributed amount of US$23,561,416, that is, the remaining 50 percent of the profits obtained in the 2003 business period, plus the US$369,488 for "amortization of negative goodwill", shall be withheld and thereafter allocated by the Company for purposes of paying additional or eventual dividends in future business periods or for financing its own operations and/or one or more of its capital investment projects or for possible and future capitalization of all or part of the same.

b) Dividend for the 2004 Business Period.
The Company's Board of Directors, pursuant to the provisions set forth in Form Letter Number 687 of the Superintendency of Securities and Insurance, has resolved to inform about the following Dividend Policy for the 2004 Business Period to the Ordinary Shareholders' Meeting of SQM to be held on April 30 of this year.

1. To pay and distribute as dividend and in favor of the respective shareholders, 50 percent of the liquid profits corresponding to the 2004 Business Period. Calculation of said profits shall exclude accrued and uncollected profits originating from SQM investments not subject to consolidation and profits corresponding to amortization of negative goodwill.

2. To pay and distribute one single final dividend equal to 50 percent of the liquid profits obtained in the 2004 Business Period. That, in up to two installments which shall be necessarily paid and distributed prior to June 30, 2005.

3. The amount equivalent to the remaining 50 percent of the liquid profits for the 2004 Business Period shall be withheld and destined to finance the Company operations and/or one or more of the Company's Capital Investment Projects or possible and future capitalization of all or part of the same.

4.  The Board of Directors does not consider any additional dividend payment.

5. The Board of Directors does not consider any payments of interim or eventual dividends.

6. The Board of Directors believes it is necessary to point out that the aforementioned Dividend Policy reflects the intention or expectations of the same in respect thereof. Therefore, fulfillment of said Dividend Policy is necessarily subordinated to the liquid profits which shall ultimately be obtained, to the results shown by the Company's forecasts which shall from time to time be prepared or to the existence of certain conditions which could affect said profits. Notwithstanding the foregoing, and to the extent that said Dividend Policy actually undergoes any substantial changes, the Company shall promptly notify and report in respect of such circumstances, classifying these as essential issues.

Santiago, April 12, 2004.


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         FINANCING AND INVESTMENT POLICIES FOR THE 2004 BUSINESS PERIOD
         --------------------------------------------------------------
             THAT ARE SUBMITTED UNDER CONSIDERATION OF THE ORDINARY
             ------------------------------------------------------
        SHAREHOLDER'S MEETING OF SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
        ----------------------------------------------------------------


I.       CAPITAL INVESTMENT POLICY.

a) Areas of Investment.
Sociedad Quimica y Minera de Chile S.A., hereinafter also SQM, may invest in all such matters related with its corporate objective, in the activities and for the purposes described in the respective By-Laws and in the amount and measure as may be necessary to maintain or increase its operations and interests. In accordance with the above, SQM may in particular invest in projects and works which shall help to maintain, improve or increase its output and marketing capacity, initiation and diversification of products or markets and in fixed assets or other assets such as shares and rights in companies to a greater or lesser extent related with the corporate objectives and which may help increase the profits, efficiency or profitability of SQM.

b) Investment Ceiling
The investment ceiling will be determined by the possibility to finance the respective projects. Necessary funds for such purposes may originate from internal sources (Dividend Policy) and external sources (Financing Policy). Therefore, the investment ceiling will be set by SQM's actual or potential ability to obtain the funds needed to perform such investments pursuant to the aforementioned Policies.

c) Participation in the Control of Investment Areas
The Company is not subject to any special regulations in controlling Investment Areas. The foregoing, notwithstanding Management's authority to look after such Areas so as to obtain maximum profitability.

II.      FINANCING POLICY:

a) Maximum indebtedness level
The maximum consolidated indebtedness level of SQM shall be given by a Debt/Equity ratio of 1 (one). This limit may only be exceeded provided that the respective Extraordinary Shareholders' Meeting previously authorizes Management to that effect.

b) Management's authority to agree with creditors on restrictions to dividend distributions
The Management of SQM shall not have the authority to agree with creditors on any restrictions to dividend distributions. The foregoing excludes the portion of such dividends which may originate from limits to the distribution of profits at companies in which SQM holds an interest and which are created for the purpose of executing projects whose financing calls for agreeing on such restrictions.

c) Management's authority to agree with creditors on furnishing guarantees Management shall have no authority to agree with creditors on the furnishing of guarantees to secure obligations incurred in financing investments other than a guarantee which could be furnished on the specific asset or investment project to be financed and guaranteed. The foregoing, however, with the exclusive exception of any and all guarantees as Management may have considered or may thereafter consider necessary to grant or furnish in favor of one or more subsidiaries, which are henceforth anticipatedly, broadly and expressly authorized and approved.

d) Essential Assets to the operations of the Company

A. The mining rights destined to supply caliche to the caliche-processing industrial facilities currently located at Coya Sur, Maria Elena and Pedro de Valdivia, in Chile's Second Region.

B. The caliche-processing industrial facilities currently located at Coya Sur, Maria Elena and Pedro de Valdivia, in Chile's Second Region.

C. The iodine-processing industrial facilities currently located at Coya Sur, Maria Elena and Pedro de Valdivia, in Chile's Second Region.

D. The port facilities currently located at the Port of Tocopilla and the railway currently set up between Maria Elena, Pedro de Valdivia and Tocopilla, in Chile's Second Region.

All of the above shall obviously apply notwithstanding the free replacement or substitution of all or part of such assets with other similar goods which shall "assume" such status and, therefore, shall be subject to the same procedures and restrictions governing the other assets deemed essential to the operations of the Company.

III. MANAGEMENT'S AUTHORITY TO SUBSCRIBE, AMEND OR TERMINATE AGREEMENTS FOR THE PURCHASE, SALE OR LEASE OF GOODS AND SERVICES ESSENTIAL TO THE OPERATIONS OF THE COMPANY.

Management understands the following agreements or covenants as being essential to the normal operations of the Company and/or its Subsidiaries:

a) Agreements for the supply or provision of raw materials, inputs, materials and spare parts necessary for the prospecting and mining or manufacture of the goods produced by the Company or by third parties whereat or wherewith the Company shall have any interest or relationship.

b) Agreements for the supply of services needed for accomplishing the corporate objectives.

c) Agreements for marketing the products prepared, purchased or received in ownership or consignment by the Company.

d) Insurance policies covering the merchandise, facilities, office space, securities and other Company resources.

e) Agreements covering the study and execution of the Company's investment projects.

f) Work contracts with Company employees and their working terms, whether individual or collective.

Management shall have all the powers and authority necessary and sufficient to subscribe, amend, rescind and terminate any agreements or covenants related with issues identical to, similar to, or different from those mentioned above. The foregoing shall be subject to compliance with prevailing market conditions and with all relevant legal and statutory rules and regulations.

Santiago, April 12, 2004.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                                   (SQM S.A.)
                             Open Stock Corporation
            Securities Registry Inscription NUMBER 0184, Record 3007

                                Dividend Payment
                                ----------------

The Board of Directors of Sociedad Quimica y Minera de Chile S.A. hereby informs to the shareholders of the Company that it has agreed to submit for their approval a definitive dividend payment of US$ 0.08811 gross per share. That, to the Ordinary Annual Shareholders' Meeting that will be held on April 30, 2004, in respect of profits obtained in the 2003 business period, in favor of those shareholders registered in the Company's Book of Shareholders during the fifth working day prior to the day of such payment and in its equivalent in pesos, Chilean currency, based on the "Observed Dollar" rate that should be published by the Official Gazette on April 30, 2004.

The pertinent payment, if applicable, will be made by means of a nominative paycheck beginning on Wednesday, May 12, 2004, at 9:00 a.m. at the Banco de Chile offices located at Ahumada Street Number 251, first floor, Santiago. Afterwards, and beginning on May 31, 2004, the payment will be available at Eliodoro Yanez Street Number 1215, Santiago, Monday through Friday, from 9:00 hrs. to 14:00 hrs. and from 16:00 hrs. to 18:00 hrs. The above notwithstanding, the Company shall deposit the applicable payment directly into the shareholders' bank account provided they so notify in written prior to April 30, 2004.

At the time of payment, the Shareholder or its duly authorized representative shall exhibit its National Identity Card. The Shareholders that are represented by a mandatory shall grant a special power for such effect and by means of a public deed or private instrument duly authorized and legalized. Also, each authorized representative shall precisely and effectively accredit such power.



                             THE BOARD OF DIRECTORS

                                POWER OF ATTORNEY


          -------------------------------------------------------------
                             Date and Place of Issue

On this date and by this power of attorney I hereby authorize Mr(s)___________________________________________________, ID Number___________,
 (First and last name of party who is empowered)          (Only if it is known)
with the power to delegate, to represent me with right to vote or opine in each and every one of the acts of the Ordinary Shareholders' Meeting of SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. (SQM S.A.) that has been summoned to be held at 10:00 a.m. on Friday, April 30, 2004 or in the meeting celebrated in its place if the Meeting cannot be held due to lack of quorum, due to defects in the summons process, or due to having been suspended by the Superintendency of Securities and Insurance pursuant to that provided for in article 63 of the Law Number 18.046.

In the exercise of his power of representation, the empowered party individualized above or that person to whom he delegates power, can make use of each and everyone one of the rights in said Meetings, which, in accordance with the Law or the Corporations Regulations and the Company By-laws, correspond to me as a shareholder of SQM S.A.

I hereby grant this power for the total amount of shares of my dominion that are registered in the SQM S.A. Shareholder Registry five working days before the day on which said Meeting shall be held. This power shall only be understood as revoked by another power granted on a later date to a person other than the aforementioned designated representative. Likewise, if two or more powers are presented with the same date, authorized in the name of different persons, they may not be considered for the effects of the quorum and for voting purposes in that Meeting.

_______________________________________    ID Number___________________________
 First and last name of shareholder



NUMBER OF SHARES: ___________________      ____________________________________
                                                  SIGNATURE OF SHAREHOLDER
                                                           OR
                                                    LEGAL REPRESENTATIVE

NOTE: The place and date of issue of this Power of Attorney and the first and last name of the empowered person must be in the handwriting of the shareholder and not by type writer.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.



                           Conf: /s/ Ricardo Ramos R.
                                 --------------------
                                Ricardo Ramos R.
                             Chief Financial Officer




                              Date: April 12, 2004